UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              AMENDMENT NO. 1

                     COMPAGNIE GENERALE DE GEOPHYSIQUE
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                              (Name of Issuer)

              ORDINARY SHARES OF NOMINAL VALUE TWO EUROS EACH
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                       (Title of Class of Securities)


                                  [NONE]**
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                               (CUSIP Number)

                          STEVEN J. STEINMAN, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             DECEMBER 13, 2001
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------
** The CUSIP Number for the American Depositary Shares, each representing one fifth of one Ordinary Share of nominal value two euros each, is 204386106.

                                    13D

CUSIP No. None                                           Page 2 of 9 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    ENERGY FUND II GP, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,777,071

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,777,071

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,777,071

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.21%

14  TYPE OF REPORTING PERSON

    OO

                                    13D

CUSIP No. None                                         Page 3 of 9 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    BEACON ENERGY INVESTORS II, LP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,777,071

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,777,071

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,777,071

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.21%

14  TYPE OF REPORTING PERSON

    OO

                                    13D

CUSIP No. None                                          Page 4 of 9 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    THE BEACON GROUP ENERGY INVESTMENT II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,748,648

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH          1,748,648

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,748,648

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.97%

14  TYPE OF REPORTING PERSON

    PN

                                    13D

CUSIP No. None                                         Page 5 of 9 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    CGG INVESTORS LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,748,648

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,748,648

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,748,648

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.97%

14  TYPE OF REPORTING PERSON

    OO

                                    13D

CUSIP No. None                                          Page 6 of 9 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    GF LTD. TRANSACTION PARTNERSHIP, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           28,423

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH          28,423

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     28,423

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .24%

14  TYPE OF REPORTING PERSON

    PN

     This Statement on Schedule 13D, relating to the Ordinary Shares of nominal value two euros each (the "Ordinary Shares") of Compagnie Generale de Geophysique, a company organized under the laws of the Republic of France (the "Issuer"). amends the Schedule 13D filed on February 4, 2000 by and on behalf of Energy Fund II GP, LLC, Beacon Energy Investors II, L.P., The Beacon Group Energy Investment Fund II, L.P., CGG Investors LLC, and GF Ltd. Transaction Partnership, L.P. (collectively, the "Reporting Persons").

ITEM 1.   SECURITY AND ISSUER.

     Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND.

     Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Unchanged.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     Unchanged.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended in its entirety as follows:

     (a) The aggregate number and percentage of the Ordinary Shares beneficially owned by each of the Reporting Persons are set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

     (b) The number of Ordinary Shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on
Schedule 13D, and such information is incorporated herein by reference. Pursuant to the transactions described in Item 5(c) below, (i) the 1,777,071 Ordinary Shares beneficially owned by Energy Fund II GP, LLC and Beacon Energy Investors II, LP represent 20.6 percent of the voting rights of the Issuer; (ii) the 1,748,648 Ordinary Shares beneficially owned by The Beacon Group Energy Investment Fund II, L.P. and CGG Investors LLC represent 20.3 percent of the voting rights of the Issuer; and (iii) the 28,423 Ordinary Shares beneficially owned by GF Ltd. Transaction Partnership, L.P. represent .3 percent of the voting rights of the Issuer.

     (c) The Issuer's Articles of Association provide that a double voting right is allocated to all registered and fully paid-up Ordinary Shares registered in the name of the same holder for at least two years. Pursuant to this provision, on December 13, 2001, the Ordinary Shares owned by the Reporting Persons were allocated double voting rights. Additionally, on October 7, 2002, the Issuer informed the Reporting Persons that due to the lack of providing notice to the Issuer within fifteen days of crossing the 16 percent, 18 percent, and 20 percent threshold, the Reporting Persons had lost a total of 760,742 voting rights. The effect of the double voting right grant and the failure to notify the Issuer within fifteen days was to
(i) increase the voting rights of the 1,777,071 Ordinary Shares beneficially owned by Energy Fund II GP, LLC, and Beacon Energy Investors II, LP to 20.6 percent of the voting rights of the Issuer; (ii) increase the voting rights of the 1,748,648 Ordinary Shares beneficially owned by The Beacon Group Energy Investment Fund II, L.P. and CGG Investors LLC to
20.3 percent of the voting rights of the Issuer; and (iii) increase the voting rights of the 28,423 Ordinary Shares beneficially owned by GF Ltd. Transaction Partnership, L.P. to .3 percent of the voting rights of the Issuer.

     (d) The investors in The Beacon Group Energy Investment Fund II, L.P. and GF Ltd. Transaction Partnership, L.P. have the right to receive dividends from, and the proceeds from the sale of, the respective Ordinary Shares reported by such persons on the cover pages of this Statement on
Schedule 13D. No such investor has such right with respect to more than 5% of the Ordinary Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Unchanged.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is amended by adding the following:

     Exhibit 5 -- Agreement of Joint Filing

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 28, 2002



                           ENERGY FUND II GP, LLC

                           By:  /s/ John MacWilliams
                               --------------------------------------------
                               Authorized Signatory


                           BEACON ENERGY INVESTORS II, LP

                           By:  Energy Fund II GP, LLC

                                By:  /s/ John MacWilliams
                                    ---------------------------------------
                                    Authorized Signatory


                           THE BEACON GROUP ENERGY INVESTMENT FUND II, L.P.

                           By:  Beacon Energy Investors II, LP
                                By:  Energy Fund II GP, LLC

                                     By:  /s/ John MacWilliams
                                         ----------------------------------
                                         Authorized Signatory


                           CGG INVESTORS LLC

                           By:  The Beacon Group Energy Investment Fund II, L.P.
                                By:  Beacon Energy Investors II, LP
                                     By:  Energy Fund II GP, LLC

                                          By:  /s/ John MacWilliams
                                              -----------------------------
                                              Authorized Signatory


                           GF LTD. TRANSACTION PARTNERSHIP, L.P.

                           By:  Beacon Energy Investors II, LP
                                By:  Energy Fund II GP, LLC

                                     By:  /s/ John MacWilliams
                                         ----------------------------------
                                         Authorized Signatory

                                     SCHEDULE I

                                            STATE OF
                   NAME                     INCORPORATION     BUSINESS ADDRESS
                   ----                     -------------     ----------------

Energy Fund II GP, LLC                      Delaware          1221 Avenue of the Americas
                                                              New York, New York 10020

Beacon Energy Investors II, LP              Delaware          1221 Avenue of the Americas
                                                              New York, New York 10020

The Beacon Group Energy Investment          Delaware          1221 Avenue of the Americas
Fund II, L.P.                                                 New York, New York 10020

CGG Investors LLC                           Delaware          1717 South Boulder Avenue
                                                              Tulsa, Oklahoma 74119

GF Ltd. Transaction Partnership, L.P.       Delaware          1717 South Boulder Avenue
                                                              Tulsa, Oklahoma 74119